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Exhibit 12

Avis Group Holdings, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30,
	2003	2002
Earnings before fixed charges:
Income before income taxes	$26,766	$35,175
Plus: Fixed charges	162,314	145,948
Less: Capitalization of interest	—	5

Earnings available to cover fixed charges	$189,080	$181,118

Fixed charges(a):
Interest, including amortization of deferred financing costs	$140,449	$125,151
Interest portion of rental payment	21,865	20,797

Total fixed charges	$162,314	$145,948

Ratio of earnings to fixed charges	1.16x	1.24x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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  Exhibit 12